UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LION, Inc.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

53620L102

(CUSIP Number)

Douglas Siddoway
Randall & Danskin, P.S.
1500 Bank of America Financial Center
601 West Riverside Avenue
Spokane, Washington 99201-0653
(509) 747-2052

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities  Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 53620L102

1.	NAME OF REPORTING PERSON: Sam Ringer S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,873,920

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 1,873,920

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,873,920

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%

14.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 53620L102

1.	NAME OF REPORTING PERSON: Kevin Kuck S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 752,656

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 752,656

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 752,656

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.09%

14.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 53620L102

1.	NAME OF REPORTING PERSON: Ron Matney S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 692,000

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 692,000

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 692,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 53620L102

1.	NAME OF REPORTING PERSON: Art Manegre S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 95,000

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 95,000

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 53620L102

1.	NAME OF REPORTING PERSON: Lion Shareholder Committee S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON* AF

SCHEDULE 13D

Item 1.    Security and Issuer

This statement relates to the common stock, par value $0.001 (the “Shares”), issued by LION, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is4700 42nd Avenue SW, Suite 430, Seattle, Washington 98116.

Item 2.    Identity and Background

This statement is filed by Sam Ringer, Kevin Kuck, Ron Matney, Art Manegre, and the Lion Shareholder Committee  (collectively, the “Reporting Persons”).

The addresses of each of the Reporting Persons are as follows:

(a)           Sam Ringer

1044 Mingo Mountain Road

Kettle Falls, Washington 99141

(b)           Kevin Kuck

3M Center, Building 223-6S-07

St. Paul, Minnesota 55144-1000

(c)           Ron Matney

790 South Main Street

Colville, Washington 99114

(d)           Art Manegre

11041 NE 14th

Bellevue, Washington 98004

(e)           Lion Shareholder Committee

P.O. Box 48580

Spokane, Washington 99228-1580

Mr. Ringer is a co-founder of the Issuer and has served as a director of the Issuer since 1989.  He is currently primarily engaged in the business of managing his personal investments from offices maintained at his residence, 1044 Mingo Mountain Road, Kettle Falls, Washington 99141.  Mr. Kuck is currently the Vice President of the Film and Materials Resource Division of 3M Corporation, the principal address of which is 3M Corporate Headquarters, 3M Center, St. Paul, Minnesota 55144-1000.  Mr. Matney is currently the owner of, and a broker at Windermere Colville, the address of which is 790 South Main Street, Colville, Washington 99114.  Mr. Manegre is currently a Vice President and Senior Commercial Loan Officer for Golf Savings Bank, the principal address of which is 6505 218th Street SW, Suite 9, Montlake Terrace, Washington 98403.  The Lion Shareholder Committee is a non-juridical committee comprised of Messrs. Ringer, Kuck, Matney and Manegre.

None of the Reporting  Persons has, during the past five years, (a) been  convicted in a criminal proceeding (excluding traffic violations or similar  misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Mr. Ringer, Mr. Kuck, Mr. Matney and Mr. Manegre purchased their Shares of the Issuer’s common stock with personal funds at various times dating, in the case of Mr. Kuck and Mr. Matney, to 1987; in the case of Mr. Ringer, to 1988; and in the case of Mr. Manegre, to 1995.  None of such Shares were acquired using borrowed funds.  The Lion Shareholder Committee does not beneficially own any Shares.

Item 4.    Purpose of Transaction

The Reporting Persons acquired their Shares at various times in the belief that they would increase in value.

On May 31, 2007, the Lion Shareholder Committee filed a Preliminary Proxy Statement on Schedule 14A for the purpose of eventually soliciting proxies from the Issuer’s shareholders to vote for the Lion Shareholder Committee’s four director nominees (comprising Mr. Ringer, who has also been nominated by the Issuer, Mr. Kuck, Mr. Matney and Mr. Manegre) at the Issuer’s 2007 Annual Meeting of Shareholders currently scheduled to be held on June 20, 2007.  Mr. Ringer, Mr. Kuck, Mr. Matney and Mr. Manegre intend to support the Lion Shareholder Committee’s four director nominees.

None of Mr. Ringer, Mr. Kuck, Mr. Matney and Mr. Manegre have any present plans or intentions to acquire additional Shares in the open market or otherwise, and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time.  The Lion Shareholder Committee does not beneficially own any Shares and has no present plans or intentions to acquire any Shares.

Item 5.    Interest in Securities of the Issuer

(a)           The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,414,176 Shares, representing approximately 8.9% of the Issuer’s outstanding Shares (based upon the 38,624,272 Shares stated to be outstanding as of May 7, 2007 by the Issuer in the Issuer’s Definitive Proxy Statement on Schedule 14A, dated May 11, 2007, filed with the Securities and Exchange Commission on May 11, 2007).

(b)           Mr. Ringer has sole voting power and sole dispositive power with respect to 1,873,920 Shares.  Mr. Kuck has sole voting power and sole dispositive power with respect to 752,656 Shares.  Mr. Matney has sole voting power and sole dispositive power with respect to 692,600 Shares, and Mr. Manegre has sole voting power and sole dispositive power with respect to 95,000 Shares.  The Lion Shareholder Committee does not have sole voting power or sole dispositive power with respect to any Shares.  None of the Reporting Persons have shared voting power or shared dispositive power with respect to their Shares, and each disclaims beneficial ownership of any Shares owned by any other Reporting Person.

(c)           None of the Reporting Persons have engaged in any transaction with respect to the Shares during the past sixty (60) days.

Item 6.             Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

No Reporting Person is a party to any contract, arrangement or understanding with any person with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, and no Reporting Person was a party to any such a contract, arrangement or understanding during the past year.  Further, except for the Reporting Persons’ understanding that they may seek to appoint Sam Ringer as chief executive officer of the Issuer if they are elected, no Reporting Person nor any associate of a Reporting Person has any arrangement or understanding with any person with respect to (a) any future employment by the Issuer or its affiliates or (b) any future transactions to which the Issuer or any of its affiliates will or may be a party.

Item 7.    Material to be Filed as Exhibits

1              Joint Filing Agreement of the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2007

/s/ Sam Ringer
SAM RINGER

/s/ Kevin Kuck
KEVIN KUCK

/s/ Ron Matney
RON MATNEY

/s/ Art Manegre
ART MANEGRE

Lion Shareholder Committee
By:	/s/ Sam Ringer
SAM RINGER